A.S.V., Inc.
Exhibit 11 — Computation of Earnings per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
Basic
Earnings
Net earnings	$8,001,589	$4,429,859	$19,728,481	$12,207,088

Shares
Weighted average number of common shares outstanding	26,849,654	25,275,004	26,787,977	25,156,256

Basic earnings per common share	$.30	$.18	$.74	$.49

Diluted
Earnings
Net earnings	$8,001,589	$4,429,859	$19,728,481	$12,207,088

Shares
Weighted average number of common shares outstanding	26,849,654	25,275,004	26,787,977	25,156,256
Assuming exercise of options and warrants reduced by the number of shares which could have been purchased with the proceeds from the exercise of such options and warrants	950,645	935,042	896,177	1,458,712

Weighted average number of common and common equivalent shares outstanding	27,800,299	26,210,046	27,684,154	26,614,968

Diluted earnings per common share	$.29	$.17	$.71	$.46

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